FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 1, 2005, Series 2005-HE6	**333-113636**

Name of Person Filing the Document
(If Other than the Registrant)

05059794

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: June 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$453,863,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE6
Issuer

Asset-Backed Certificates, Series 2005-HE6

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

May 31, 2005

BEAR STEARNS

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$453,863,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE6
Asset-Backed Certificates, Series 2005-HE6

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class A-1	$239,122,000	Floating	[1.000]	0	24	[04/25/28]	Aaa / AAA
Class A-2	94,194,000	Floating	[2.735]	23	44	[01/25/34]	Aaa / AAA
Class A-3	27,684,000	Floating	[5.807]	66	4	[06/25/35]	Aaa / AAA
Class M-1	37,050,000	Floating	[4.694]	45	25	[06/25/35]	Aa2 / AA
Class M-2	28,263,000	Floating	[4.329]	40	30	[06/25/35]	A2 / A
Class M-3	8,313,000	Floating	[4.224]	39	31	[06/25/35]	A3 / A-
Class M-4	7,362,000	Floating	[4.193]	38	32	[06/25/35]	Baa1 / BBB+
Class M-5	6,650,000	Floating	[4.167]	38	32	[06/25/35]	Baa2 / BBB
Class M-6	5,225,000	Floating	[4.143]	37	33	[06/25/35]	Baa3 / BBB-
Class M-7	4,750,000	Floating	[4.133]	Not	offered	hereby	Ba1 / BB+
Class M-8	4,750,000	Floating	[4.121]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	Acoustic Home Loans, LLC (approximately 12.06%), HomeQuest Capital Funding, LLC (approximately 5.00%), Mortgage Lenders Network (approximately 13.83%), Peoples Choice Home Loans (approximately 10.28%), Quick Loan Funding (approximately 11.17%) and United Financial Mortgage Corp (approximately 5.88%) ; and approximately 25 others (none of which represent > 5% of the deal).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $361,000,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $92,863,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-7 Certificates and Class M-8 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class M-8, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 2,993 fixed- and adjustable-rate, first lien, closed-end subprime mortgage loans totaling approximately $487,041,506.
Expected Pricing Date:	On or about May [31], 2005.
Closing Date:	On or about June [30], 2005.
Cut-off Date:	The close of business on June 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.45% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 4.90% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,375,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in June 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [48.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[24.00]%	[48.00]%
M-1	[16.20]%	[32.40]%
M-2	[10.25]%	[20.50]%
M-3	[8.50]%	[17.00]%
M-4	[6.95]%	[13.90]%
M-5	[5.55]%	[11.10]%
M-6	[4.45]%	[8.90]%
M-7	[3.45]%	[6.90]%
M-8	[2.45]%	[4.90]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test:

The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
July 2008 through June 2009	[3.75]%
July 2009 through June 2010	[5.75]%
July 2010 through June 2011	[7.25]%
July 2011 and thereafter	[8.00]%]

Realized Losses:

Generally, any Realized Losses on the Mortgage Loans will be absorbed first, by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class.

Expense Adjusted Mortgage Rate:

The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap:

For any Distribution Date is the excess, if any, of (A) with respect to the Class A Certificates and Class M Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date.

Pass-Through Rates:

The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$475,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.100%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	475,000,000.00	31	48,530,293.70
2	468,000,399.03	32	46,630,551.54
3	459,530,650.18	33	44,807,906.66
4	449,609,039.44	34	43,055,381.20
5	438,267,246.81	35	41,377,765.19
6	425,550,699.65	36	39,768,437.25
7	411,519,325.60	37	21,069,673.99
8	396,253,789.04	38	20,398,416.85
9	379,873,142.38	39	19,748,365.32
10	362,803,076.51	40	19,118,853.69
11	346,426,208.11	41	18,509,237.02
12	330,794,470.70	42	17,918,890.56
13	315,877,040.30	43	17,347,209.07
14	301,640,976.15	44	16,793,606.22
15	288,054,866.26	45	16,257,514.01
16	275,088,756.10	46	15,738,382.22
17	262,714,080.66	47	15,235,677.81
18	250,903,599.84	48	14,748,884.42
19	239,631,336.59	49	14,277,501.84
20	228,872,468.43	50	13,821,045.49
21	218,603,424.74	51	13,379,045.98
22	208,800,971.47	52	12,951,048.58
23	199,435,248.48	53	12,536,612.80
24	190,521,442.67	54	12,135,311.94
25	61,744,516.52	55	11,746,732.63
26	59,306,593.18	56	11,370,474.49
27	56,968,323.54	57	11,006,149.62
28	54,725,498.45	58	10,653,308.25
29	52,574,091.64	59	10,311,416.47
30	50,510,251.57	60	9,980,383.48

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement.

(iii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(ix) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 52.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 67.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,375,000.

Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Jul-05	6.795	23.515	39	25-Oct-08	8.779	13.215
2	25-Aug-05	6.117	22.786	40	25-Nov-08	8.514	13.499
3	25-Sep-05	6.120	22.725	41	25-Dec-08	8.781	13.854
4	25-Oct-05	6.220	22.747	42	25-Jan-09	8.510	13.494
5	25-Nov-05	6.129	22.562	43	25-Feb-09	8.507	13.493
6	25-Dec-05	6.231	22.556	44	25-Mar-09	9.366	14.648
7	25-Jan-06	6.140	22.339	45	25-Apr-09	8.502	13.620
8	25-Feb-06	6.147	22.202	46	25-May-09	8.767	14.027
9	25-Mar-06	6.480	22.372	47	25-Jun-09	8.497	13.663
10	25-Apr-06	6.163	21.877	48	25-Jul-09	8.762	14.019
11	25-May-06	6.275	21.812	49	25-Aug-09	8.491	13.657
12	25-Jun-06	6.179	21.541	50	25-Sep-09	8.489	13.655
13	25-Jul-06	6.294	21.484	51	25-Oct-09	8.753	14.123
14	25-Aug-06	6.195	21.214	52	25-Nov-09	8.483	13.790
15	25-Sep-06	6.203	21.054	53	25-Dec-09	8.748	14.151
16	25-Oct-06	6.322	21.007	54	25-Jan-10	8.478	13.781
17	25-Nov-06	6.219	20.739	55	25-Feb-10	8.475	13.775
18	25-Dec-06	6.340	20.699	56	25-Mar-10	9.329	14.938
19	25-Jan-07	6.234	20.433	57	25-Apr-10	8.476	13.772
20	25-Feb-07	6.242	20.283	58	25-May-10	8.755	14.145
21	25-Mar-07	6.662	20.549	59	25-Jun-10	8.486	13.780
22	25-Apr-07	6.375	20.130	60	25-Jul-10	8.869	11.841
23	25-May-07	7.747	21.952	61	25-Aug-10	8.580	11.450
24	25-Jun-07	7.588	21.621	62	25-Sep-10	8.577	11.441
25	25-Jul-07	8.189	13.318	63	25-Oct-10	8.861	11.814
26	25-Aug-07	7.954	13.035	64	25-Nov-10	8.572	11.431
27	25-Sep-07	7.959	13.022	65	25-Dec-10	8.855	11.803
28	25-Oct-07	8.199	13.291	66	25-Jan-11	8.567	11.412
29	25-Nov-07	7.963	13.622	67	25-Feb-11	8.564	11.403
30	25-Dec-07	8.200	13.873	68	25-Mar-11	9.478	12.613
31	25-Jan-08	7.963	13.568	69	25-Apr-11	8.558	11.385
32	25-Feb-08	7.971	13.550				
33	25-Mar-08	8.466	14.120				
34	25-Apr-08	8.307	13.884				
35	25-May-08	8.660	14.892				
36	25-Jun-08	8.412	14.555				
37	25-Jul-08	8.757	13.045				
38	25-Aug-08	8.488	12.715				
39	25-Sep-08	8.487	12.728				

(1) Assumes 1-month LIBOR at 3.28% and 6-month LIBOR at 3.63% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Jul-05	272	288	39	25-Oct-08	502	474
2	25-Aug-05	267	283	40	25-Nov-08	493	467
3	25-Sep-05	268	282	41	25-Dec-08	504	480
4	25-Oct-05	268	279	42	25-Jan-09	494	466
5	25-Nov-05	268	275	43	25-Feb-09	494	465
6	25-Dec-05	269	273	44	25-Mar-09	527	506
7	25-Jan-06	268	271	45	25-Apr-09	495	465
8	25-Feb-06	269	271	46	25-May-09	505	482
9	25-Mar-06	273	275	47	25-Jun-09	495	468
10	25-Apr-06	269	270	48	25-Jul-09	505	480
11	25-May-06	271	271	49	25-Aug-09	494	466
12	25-Jun-06	270	268	50	25-Sep-09	494	465
13	25-Jul-06	272	270	51	25-Oct-09	505	478
14	25-Aug-06	270	267	52	25-Nov-09	494	468
15	25-Sep-06	270	266	53	25-Dec-09	505	480
16	25-Oct-06	272	268	54	25-Jan-10	494	465
17	25-Nov-06	270	264	55	25-Feb-10	494	464
18	25-Dec-06	273	266	56	25-Mar-10	526	505
19	25-Jan-07	270	262	57	25-Apr-10	494	464
20	25-Feb-07	270	261	58	25-May-10	506	482
21	25-Mar-07	282	273	59	25-Jun-10	495	467
22	25-Apr-07	282	273	60	25-Jul-10	518	473
23	25-May-07	409	434	61	25-Aug-10	505	456
24	25-Jun-07	406	428	62	25-Sep-10	504	454
25	25-Jul-07	452	427	63	25-Oct-10	516	470
26	25-Aug-07	442	415	64	25-Nov-10	504	455
27	25-Sep-07	442	415	65	25-Dec-10	515	470
28	25-Oct-07	452	426	66	25-Jan-11	503	453
29	25-Nov-07	442	419	67	25-Feb-11	502	452
30	25-Dec-07	450	430	68	25-Mar-11	539	501
31	25-Jan-08	440	417	69	25-Apr-11	502	451
32	25-Feb-08	441	417				
33	25-Mar-08	459	440				
34	25-Apr-08	474	450				
35	25-May-08	493	474				
36	25-Jun-08	483	462				
37	25-Jul-08	501	470				
38	25-Aug-08	480	442				
39	25-Sep-08	486	448				

(1) Assumes 1-month LIBOR at 3.28% and 6-month LIBOR at 3.63% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$487,041,507		
Number of Loans	2,993		
Average Current Loan Balance	$162,727	$11,101	$1,100,000
(1) Original Loan-to-Value Ratio	83.74%	15.38%	100.00%
(1) Mortgage Rate	7.5352%	4.9800%	12.9900%
(1) Net Mortgage Rate	7.0295%	4.4743%	12.4843%
(1) (3) Note Margin	6.0724%	2.3750%	11.4500%
(1) (3) Maximum Mortgage Rate	13.5236%	8.8750%	17.9500%
(1) (3) Minimum Mortgage Rate	7.3601%	3.7500%	11.7000%
(1) (3) Term to Next Rate Adjustment (months)	25	15	59
(1) Original Term to Stated Maturity (months)	353	120	360
(1) Age (months)	2	0	9
(1) Remaining Term to Stated Maturity (months)	351	117	360
(1) (2) Credit Score	620	500	810

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	2.27%
	FIXED	10.11%
	FIXED INTEREST ONLY	0.36%
	LIBOR 2/6 ARM	48.84%
	LIBOR 2/6 ARM INTEREST ONLY	20.41%
	LIBOR 3/6 ARM	9.97%
	LIBOR 3/6 ARM INTEREST ONLY	7.15%
	LIBOR 5/6 ARM	0.20%
	LIBOR 5/6 ARM INTEREST ONLY	0.71%
Lien	First	96.82%
	Second	3.18%
Property Type	Two- to four- family units	7.02%
	Condominium	5.85%
	Planned Unit Developments (attached)	16.97%
	Single-family detached	70.16%
Geographic Distribution	California	29.75%
	Florida	10.58%
	Georgia	6.12%
	Arizona	5.24%
Number of States (including DC)		47
Documentation Type	Full/Alternative	58.12%
	Limited	2.41%
	Stated Income	39.48%
Loans with Prepayment Penalties		81.91%
Loans with Interest Only Period		28.62%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	112	20,749,418	4.26	185,263	77.77
520 – 539	156	28,494,503	5.85	182,657	80.08
540 – 559	191	30,740,075	6.31	160,943	80.58
560 – 579	233	41,222,030	8.46	176,919	81.44
580 – 599	321	53,892,394	11.07	167,889	83.85
600 – 619	378	62,956,317	12.93	166,551	84.13
620 – 639	497	74,332,162	15.26	149,562	84.14
640 – 659	387	59,902,314	12.30	154,786	85.28
660 – 679	260	41,082,962	8.44	158,011	85.41
680 – 699	177	28,696,079	5.89	162,125	86.29
700 – 719	104	14,048,992	2.88	135,086	86.92
720 – 739	72	13,027,847	2.67	180,942	86.19
740 – 759	53	7,546,505	1.55	142,387	87.06
760 – 779	40	8,090,555	1.66	202,264	85.29
780 – 799	10	1,721,764	0.35	172,176	89.70
800 – 819	2	537,588	0.11	268,794	86.03
TOTAL:	2,993	487,041,507	100.00	162,727	83.74

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	1	119,850	0.02	119,850	589	85.00
5.01% - 10.00%	16	3,040,365	0.62	190,023	639	84.05
10.01% - 15.00%	31	3,382,066	0.69	109,099	612	83.09
15.01% - 20.00%	74	9,115,902	1.87	123,188	629	84.91
20.01% - 25.00%	128	17,620,187	3.62	137,658	620	80.51
25.01% - 30.00%	224	32,242,401	6.62	143,939	619	83.61
30.01% - 35.00%	335	50,276,431	10.32	150,079	619	82.92
35.01% - 40.00%	485	75,982,176	15.60	156,664	630	84.63
40.01% - 45.00%	678	115,480,808	23.71	170,326	625	83.87
45.01% - 50.00%	825	143,678,157	29.50	174,155	615	84.01
50.01% - 55.00%	196	36,103,164	7.41	184,200	607	82.96
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	1,039	66,294,764	13.61	63,806	626	86.43
$100,001 - $200,000	1,114	158,999,985	32.65	142,729	617	83.78
$200,001 - $300,000	495	120,288,621	24.70	243,007	617	81.91
$300,001 - $400,000	211	73,680,160	15.13	349,195	621	84.27
$400,001 - $500,000	91	40,798,804	8.38	448,339	626	83.05
$500,001 - $600,000	24	12,969,773	2.66	540,407	628	85.39
$600,001 - $700,000	10	6,496,500	1.33	649,650	600	83.79
$700,001 - $800,000	5	3,732,899	0.77	746,580	627	88.84
$800,001 and greater	4	3,780,000	0.78	945,000	679	79.70
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	6	2,576,027	0.53	429,338	732	81.48
4.5000% - 4.9999%	16	3,512,636	0.72	219,540	671	80.81
5.0000% - 5.4999%	112	26,728,187	5.49	238,645	644	77.52
5.5000% - 5.9999%	280	65,682,608	13.49	234,581	642	80.38
6.0000% - 6.4999%	475	92,826,753	19.06	195,425	630	82.21
6.5000% - 6.9999%	419	77,042,240	15.82	183,872	617	82.92
7.0000% - 7.4999%	513	86,066,786	17.67	167,772	613	85.40
7.5000% - 7.9999%	315	47,059,185	9.66	149,394	599	84.79
8.0000% - 8.4999%	303	40,291,634	8.27	132,976	603	87.70
8.5000% - 8.9999%	177	18,047,358	3.71	101,962	590	88.34
9.0000% - 9.4999%	139	12,367,500	2.54	88,975	603	88.31
9.5000% - 9.9999%	73	4,639,612	0.95	63,556	603	87.99
10.0000% - 10.4999%	101	6,581,773	1.35	65,166	633	94.52
10.5000% - 10.9999%	40	1,890,999	0.39	47,275	609	89.87
11.0000% - 11.4999%	18	1,436,196	0.29	79,789	622	91.71
11.5000% - 11.9999%	4	232,759	0.05	58,190	657	94.85
12.0000% - 12.4999%	2	59,252	0.01	29,626	639	99.96
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	3	1,475,600	0.30	491,867	725	77.31
5.0000% - 5.4999%	16	3,695,357	0.76	230,960	690	82.11
5.5000% - 5.9999%	96	23,644,944	4.85	246,302	647	76.88
6.0000% - 6.4999%	232	51,762,812	10.63	223,116	642	80.53
6.5000% - 6.9999%	493	101,768,299	20.90	206,427	632	81.64
7.0000% - 7.4999%	371	68,191,312	14.00	183,804	621	82.59
7.5000% - 7.9999%	574	98,733,076	20.27	172,009	614	85.35
8.0000% - 8.4999%	290	43,425,778	8.92	149,744	599	85.26
8.5000% - 8.9999%	349	47,640,047	9.78	136,504	600	86.97
9.0000% - 9.4999%	166	16,520,193	3.39	99,519	592	88.69
9.5000% - 9.9999%	154	14,512,911	2.98	94,240	602	88.14
10.0000% - 10.4999%	65	4,433,874	0.91	68,213	588	84.39
10.5000% - 10.9999%	106	6,992,245	1.44	65,965	632	94.07
11.0000% - 11.4999%	49	2,294,276	0.47	46,822	620	91.65
11.5000% - 11.9999%	23	1,658,774	0.34	72,121	624	92.82
12.0000% - 12.4999%	2	82,846	0.02	41,423	568	85.53
12.5000% - 12.9999%	4	209,165	0.04	52,291	688	99.99
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	1	69,877	0.01	69,877	623
20.01% - 25.00%	3	249,513	0.05	83,171	627
25.01% - 30.00%	4	298,581	0.06	74,645	590
30.01% - 35.00%	6	693,734	0.14	115,622	612
35.01% - 40.00%	7	996,087	0.20	142,298	582
40.01% - 45.00%	8	817,371	0.17	102,171	576
45.01% - 50.00%	21	2,383,068	0.49	113,479	595
50.01% - 55.00%	22	3,485,705	0.72	158,441	588
55.01% - 60.00%	38	6,623,054	1.36	174,291	596
60.01% - 65.00%	61	10,441,920	2.14	171,179	580
65.01% - 70.00%	116	21,768,482	4.47	187,659	589
70.01% - 75.00%	121	21,984,505	4.51	181,690	586
75.01% - 80.00%	925	168,227,702	34.54	181,868	630
80.01% - 85.00%	298	54,056,591	11.10	181,398	595
85.01% - 90.00%	589	101,353,450	20.81	172,077	619
90.01% - 95.00%	286	49,181,709	10.10	171,964	638
95.01% - 100.00%	487	44,410,157	9.12	91,191	648
TOTAL:	2,993	487,041,507	100.00	162,727	620

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.01% - 20.00%	1	69,877	0.01	69,877	623
20.01% - 25.00%	3	249,513	0.05	83,171	627
25.01% - 30.00%	4	298,581	0.06	74,645	590
30.01% - 35.00%	6	693,734	0.14	115,622	612
35.01% - 40.00%	7	996,087	0.20	142,298	582
40.01% - 45.00%	8	817,371	0.17	102,171	576
45.01% - 50.00%	21	2,383,068	0.49	113,479	595
50.01% - 55.00%	21	3,402,305	0.70	162,015	588
55.01% - 60.00%	36	6,375,023	1.31	177,084	594
60.01% - 65.00%	59	10,382,553	2.13	175,975	579
65.01% - 70.00%	106	19,655,204	4.04	185,426	582
70.01% - 75.00%	110	20,392,642	4.19	185,388	581
75.01% - 80.00%	295	55,722,419	11.44	188,890	593
80.01% - 85.00%	287	52,715,818	10.82	183,679	595
85.01% - 90.00%	573	101,659,335	20.87	177,416	619
90.01% - 95.00%	347	55,787,638	11.45	160,771	637
95.01% - 100.00%	1,109	155,440,341	31.92	140,163	649
TOTAL:	2,993	487,041,507	100.00	162,727	620

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	529	144,912,024	29.75	273,936	618	81.18
Florida	372	51,534,107	10.58	138,533	624	85.54
Georgia	232	29,796,487	6.12	128,433	622	86.70
Arizona	176	25,544,543	5.24	145,139	629	84.28
Other(1)	1684	235,254,345	48.28	139,700	620	84.49
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	1,334	241,239,410	49.53	180,839	600	81.63
Purchase	1,457	212,100,454	43.55	145,573	645	86.40
Rate/Term Refinance	202	33,701,643	6.92	166,840	608	82.15
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	1,887	283,057,163	58.12	150,004	612	84.59
Limited	72	11,724,518	2.41	162,841	630	84.78
Stated Income	1,034	192,259,825	39.48	185,938	632	82.43
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	507	66,898,701	13.74	131,950	662	86.62
Primary Residence	2,459	414,903,426	85.19	168,729	614	83.28
Second/Vacation	27	5,239,381	1.08	194,051	633	83.63
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	174	34,166,930	7.02	196,362	645	83.46
Condominium	184	28,483,768	5.85	154,803	634	84.46
Planned Unit Developments (attached)	435	82,662,784	16.97	190,029	621	84.02
Single-family detached	2,200	341,728,025	70.16	155,331	617	83.64
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	563	88,106,447	18.09	156,495	625	84.88
6 Months	1	135,000	0.03	135,000	642	90.00
12 Months	147	29,509,658	6.06	200,746	626	83.42
24 Months	1,553	269,278,569	55.29	173,393	617	83.85
36 Months	692	96,399,120	19.79	139,305	625	82.50
60 Months	37	3,612,713	0.74	97,641	592	83.12
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	2,395	347,652,465	71.38	145,158	611	84.00
24 Months	120	28,202,059	5.79	235,017	647	83.47
36 Months	127	23,714,011	4.87	186,724	635	83.68
60 Months	313	78,587,536	16.14	251,078	647	82.74
120 Months	38	8,885,436	1.82	233,827	635	83.42
TOTAL:	2,993	487,041,507	100.00	162,727	620	83.74

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$139,389,042		
Number of Loans	598		
Average Current Loan Balance	$233,092	$52,480	$1,100,000
(1) Original Loan-to-Value Ratio	83.09%	35.18%	100.00%
(1) Mortgage Rate	7.0681%	4.9800%	10.9500%
(1) Net Mortgage Rate	6.5624%	4.4743%	10.4443%
(1) (3) Note Margin	6.0889%	2.8000%	10.6250%
(1) (3) Maximum Mortgage Rate	13.1964%	8.8750%	16.6250%
(1) (3) Minimum Mortgage Rate	6.9503%	3.7500%	10.6250%
(1) (3) Term to Next Rate Adjustment (months)	26	17	59
(1) Original Term to Stated Maturity (months)	360	240	360
(1) Age (months)	2	0	9
(1) Remaining Term to Stated Maturity (months)	358	238	360
(1) (2) Credit Score	644	510	806

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	1.25%
	LIBOR 2/6 ARM INTEREST ONLY	71.31%
	LIBOR 3/6 ARM INTEREST ONLY	24.97%
	LIBOR 5/6 ARM INTEREST ONLY	2.48%
Lien	First	100.00%
Property Type	Two- to four- family units	3.49%
	Condominium	7.61%
	Planned Unit Developments (attached)	24.69%
	Single-family detached	64.21%
Geographic Distribution	California	42.88%
Number of States (including DC)		38
Documentation Type	Full/Alternative	51.34%
	Limited	2.24%
	Stated Income	46.43%
Loans with Prepayment Penalties		84.84%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	1	365,400	0.26	365,400	90.00
520 – 539	2	328,900	0.24	164,450	84.95
540 - 559	7	1,265,342	0.91	180,763	85.33
560 - 579	33	7,840,013	5.62	237,576	82.12
580 - 599	59	13,090,391	9.39	221,871	83.32
600 - 619	97	20,142,058	14.45	207,650	84.48
620 - 639	121	27,190,741	19.51	224,717	82.99
640 - 659	105	25,866,606	18.56	246,349	83.55
660 - 679	70	17,517,472	12.57	250,250	80.89
680 - 699	30	7,844,559	5.63	261,485	83.10
700 - 719	26	4,851,546	3.48	186,598	82.70
720 - 739	16	4,462,735	3.20	278,921	81.80
740 - 759	16	3,909,740	2.80	244,359	83.39
760 - 779	13	3,927,540	2.82	302,118	82.21
780 - 799	1	330,000	0.24	330,000	100.00
800 - 819	1	456,000	0.33	456,000	92.12
TOTAL:	598	139,389,042	100.00	233,092	83.09

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	1	119,850	0.09	119,850	589	85.00
5.01% - 10.00%	2	609,920	0.44	304,960	602	78.72
10.01% - 15.00%	3	607,899	0.44	202,633	666	87.43
15.01% - 20.00%	7	1,243,920	0.89	177,703	636	82.90
20.01% - 25.00%	12	2,817,277	2.02	234,773	657	80.08
25.01% - 30.00%	26	5,764,145	4.14	221,698	650	84.80
30.01% - 35.00%	58	13,439,560	9.64	231,717	644	83.46
35.01% - 40.00%	120	26,317,973	18.88	219,316	656	83.82
40.01% - 45.00%	152	38,888,045	27.90	255,842	642	82.64
45.01% - 50.00%	190	42,815,617	30.72	225,345	638	83.38
50.01% - 55.00%	27	6,764,836	4.85	250,549	642	80.06
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	71	5,939,605	4.26	83,656	649	83.03
$100,001 - $200,000	229	33,938,883	24.35	148,205	632	83.71
$200,001 - $300,000	152	37,240,265	26.72	245,002	642	82.58
$300,001 - $400,000	83	29,286,955	21.01	352,855	645	83.10
$400,001 - $500,000	41	18,454,731	13.24	450,115	658	83.59
$500,001 - $600,000	11	6,042,703	4.34	549,337	644	84.06
$600,001 - $700,000	5	3,251,000	2.33	650,200	634	80.90
$700,001 - $800,000	3	2,274,899	1.63	758,300	668	88.10
$800,001 and greater	3	2,960,000	2.12	986,667	702	75.82
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	4	1,911,200	1.37	477,800	761	84.07
4.5000% - 4.9999%	5	1,321,534	0.95	264,307	713	82.13
5.0000% - 5.4999%	40	12,103,211	8.68	302,580	651	79.94
5.5000% - 5.9999%	100	28,454,789	20.41	284,548	656	80.98
6.0000% - 6.4999%	146	34,227,045	24.56	234,432	649	82.15
6.5000% - 6.9999%	105	24,047,212	17.25	229,021	637	82.89
7.0000% - 7.4999%	89	18,576,993	13.33	208,730	640	84.72
7.5000% - 7.9999%	45	7,881,293	5.65	175,140	620	84.31
8.0000% - 8.4999%	41	7,132,839	5.12	173,972	610	90.03
8.5000% - 8.9999%	11	1,764,245	1.27	160,386	615	97.55
9.0000% - 9.4999%	8	1,163,421	0.83	145,428	595	95.00
9.5000% - 9.9999%	1	124,860	0.09	124,860	597	100.00
10.0000% - 10.4999%	3	680,400	0.49	226,800	538	88.16
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	2	1,133,600	0.81	566,800	770	80.00
5.0000% - 5.4999%	5	1,428,800	1.03	285,760	741	85.44
5.5000% - 5.9999%	34	10,864,300	7.79	319,538	656	79.30
6.0000% - 6.4999%	85	21,394,351	15.35	251,698	660	81.85
6.5000% - 6.9999%	152	39,755,859	28.52	261,552	648	81.78
7.0000% - 7.4999%	107	24,139,350	17.32	225,601	637	82.19
7.5000% - 7.9999%	98	20,637,321	14.81	210,585	642	84.61
8.0000% - 8.4999%	47	8,294,586	5.95	176,481	619	84.39
8.5000% - 8.9999%	45	8,007,949	5.75	177,954	612	89.86
9.0000% - 9.4999%	11	1,764,245	1.27	160,386	615	97.55
9.5000% - 9.9999%	8	1,163,421	0.83	145,428	595	95.00
10.0000% - 10.4999%	1	124,860	0.09	124,860	597	100.00
10.5000% - 10.9999%	3	680,400	0.49	226,800	538	88.16
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Original Loan-to-Value Ratios of Interest Only Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
35.01% - 40.00%	1	146,000	0.10	146,000	632
40.01% - 45.00%	1	133,000	0.10	133,000	588
45.01% - 50.00%	2	366,000	0.26	183,000	631
50.01% - 55.00%	1	220,000	0.16	220,000	583
55.01% - 60.00%	3	690,000	0.50	230,000	615
60.01% - 65.00%	1	373,750	0.27	373,750	670
65.01% - 70.00%	9	3,450,279	2.48	383,364	644
70.01% - 75.00%	17	5,074,528	3.64	298,502	620
75.01% - 80.00%	365	80,091,375	57.46	219,428	651
80.01% - 85.00%	30	8,589,353	6.16	286,312	626
85.01% - 90.00%	81	22,054,690	15.82	272,280	637
90.01% - 95.00%	44	11,036,525	7.92	250,830	644
95.01% - 100.00%	43	7,163,543	5.14	166,594	635
TOTAL:	598	139,389,042	100.00	233,092	644

Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
35.01% - 40.00%	1	146,000	0.10	146,000	632
40.01% - 45.00%	1	133,000	0.10	133,000	588
45.01% - 50.00%	2	366,000	0.26	183,000	631
50.01% - 55.00%	1	220,000	0.16	220,000	583
55.01% - 60.00%	3	690,000	0.50	230,000	615
60.01% - 65.00%	1	373,750	0.27	373,750	670
65.01% - 70.00%	7	1,856,779	1.33	265,254	626
70.01% - 75.00%	15	4,426,528	3.18	295,102	602
75.01% - 80.00%	50	14,569,990	10.45	291,400	640
80.01% - 85.00%	29	8,337,353	5.98	287,495	625
85.01% - 90.00%	85	23,496,849	16.86	276,434	639
90.01% - 95.00%	57	12,939,070	9.28	227,001	645
95.01% - 100.00%	346	71,833,723	51.53	207,612	653
TOTAL:	598	139,389,042	100.00	233,092	644

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	171	59,768,009	42.88	349,521	651	81.83
Arizona	72	13,225,179	9.49	183,683	638	82.88
Florida	59	10,676,039	7.66	180,950	644	84.10
Georgia	68	9,661,038	6.93	142,074	636	86.64
Other(1)	228	46,058,778	33.04	202,012	640	83.80
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	199	53,230,264	38.19	267,489	630	83.03
Purchase	350	74,238,829	53.26	212,111	655	83.15
Rate/Term Refinance	49	11,919,949	8.55	243,264	638	82.94
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	344	71,558,656	51.34	208,019	636	83.56
Limited	15	3,117,945	2.24	207,863	635	86.21
Stated Income	239	64,712,441	46.43	270,763	654	82.42
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	54	8,713,534	6.25	161,362	686	85.58
Primary Residence	538	129,231,600	92.71	240,207	642	82.90
Second/Vacation	6	1,443,907	1.04	240,651	631	84.57
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	13	4,861,600	3.49	373,969	686	85.02
Condominium	43	10,603,599	7.61	246,595	650	83.97
Planned Unit Developments (attached)	154	34,417,242	24.69	223,489	639	82.92
Single-family detached	388	89,506,601	64.21	230,687	643	82.95
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	94	21,132,614	15.16	224,815	647	85.33
12 Months	30	8,710,352	6.25	290,345	644	82.28
24 Months	335	81,438,976	58.43	243,101	646	82.46
36 Months	133	27,057,704	19.41	203,441	639	83.29
60 Months	6	1,049,395	0.75	174,899	621	88.33
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
INTEREST ONLY	598	139,389,042	100.00	233,092	644	83.09
24 Months	120	28,202,059	20.23	235,017	647	83.47
36 Months	127	23,714,011	17.01	186,724	635	83.68
60 Months	313	78,587,536	56.38	251,078	647	82.74
120 Months	38	8,885,436	6.37	233,827	635	83.42
TOTAL:	598	139,389,042	100.00	233,092	644	83.09

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Chris Scott — Tel: (212) 272-5451
Sr. Managing Director — cscott@bear.com

MBS Structuring

Keith Lind — Tel: (212) 272-5451
Vice-President — klind@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Managing Director — ecalabrese@bear.com

Robert Durden — Tel: (212) 272-5714
Analyst — rdurden@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Spencer Van Kirk– S&P — Tel: (212) 438-3135
spencer_van_kirk@standardandpoors.com

Navneet Agarwal – Moody's — Tel: (212) 553-3674
Navneet.agarwal@moodys.com